EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-57342, No. 333-69799, No. 333-69801, No. 333-22263, No. 33-58481 and No. 33-87012 on Form S-8, Registration Statement No. 33-59427 on Form S-3 and Post-Effective Amendment No. 4 to Registration Statement No. 33-58278 on Form S-2 of our reports dated March 4, 2003, except for Note 22, as to which the date is March 28, 2003, which expresses an unqualified opinion and includes an explanatory paragraph relating to the change in accounting for goodwill as described in Note 3, appearing in the Annual Report on Form 10-K of Butler International, Inc., for the year ended December 31, 2002.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
March 28 , 2003